EXHIBIT 4.11

SIXTH AMENDMENT TO LOAN AND SECURITY AGREEMENT

THIS SIXTH AMENDMENT TO LOAN AND SECURITY AGREEMENT (this "Agreement") is made and entered into as of November 12, 2003, by and among **THE DIXIE GROUP, INC.**, a Tennessee corporation ("Borrower"), each of the subsidiaries of Borrower as guarantors ("Guarantors"), **FLEET CAPITAL CORPORATION**, a Rhode Island corporation ("Agent"), in its capacity as collateral and administrative agent for the Lenders (as defined in the Loan Agreement referenced below); **CONGRESS FINANCIAL CORPORATION (SOUTHWEST)**, as successor to Congress Financial Corporation (Southern), as Co-Agent ("Co-Agent"); and Lenders.

Recitals:

Lenders, Agent, Co-Agent, Guarantors and Borrowers are parties to a certain Loan and Security Agreement dated May 14, 2002, as amended (as at any time amended, the "Loan Agreement"), pursuant to which Lenders agreed to make certain loans and other extensions of credit to Borrower from time to time, subject to the terms and conditions contained therein.

Borrower has entered into a certain Asset Purchase Agreement, dated as of September 4, 2003 (the "Purchase Agreement"), among Borrower, Candlewick Yarns, Inc., Bretlin, Inc. and Dixie Group Logistics, Inc. (collectively, "Sellers") and Shaw Industries Group, Inc. ("Purchaser"), pursuant to which Sellers have agreed to sell, transfer, assign and deliver certain assets and liabilities of Sellers with respect to their North Georgia operations (the "Asset Sale"), and Purchaser has agreed to purchase such assets and assume such liabilities, all subject to certain conditions as contained in the Purchase Agreement, including the consent of Agent and Lenders.

In connection with the transactions contemplated by the Purchase Agreement, the parties desire to amend the Loan Agreement as hereinafter set forth, subject to the conditions contained herein.

NOW, THEREFORE, for TEN DOLLARS ($10.00) in hand paid and other good and valuable consideration, the receipt and sufficiency of which are hereby severally acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.   **Definitions.** All capitalized terms used in this Agreement, unless otherwise defined herein, shall have the meaning ascribed to such terms in the Loan Agreement.

2.   **Amendments to Loan Agreement.** The Loan Agreement is hereby amended as follows:

(a)   By deleting Section 9.1.12 of the Loan Agreement in its entirety and by substituting the following in lieu thereof:

"Reserved."

(b)   By deleting Section 9.2.7 of the Loan Agreement in its entirety and by substituting the following new Section 9.2.7 in lieu thereof:

9.2.7   Distributions. Declare or make any Distributions, except for (i) Upstream Payments, and (ii) so long as each of the Distribution Conditions are satisfied, (x) repurchases of Equity Interests in Borrower (other than the Specified Equity Interests) not in excess of $500,000 per Fiscal Year, and (y) repurchases consummated on or before November 11, 2004 of the Specified Equity Interests, provided that in no event shall any Distributions permitted under this clause (y) exceed $10,000,000.

(c)   By adding the following proviso to the end of Section 9.2.9 of the Loan Agreement:

provided, that, the GE Lease and the conversion of the GE Lease into a capital lease shall not be deemed Capital Expenditures for purposes of this covenant nor subject to the limitation contained herein.

(d)   By amending the Fixed Charge Coverage Ratio that is set forth in **Section 9.3.1** of the Loan Agreement to provide that the required ratio for the twelve months ended as of the last day of the Fiscal Quarter ending December 31, 2003 shall not be less than 0.85 to 1.0, not 1.1 to 1.0.

(e)   By deleting the Interest Coverage Ratio financial covenant that is contained in Section 9.3.5 of the Loan Agreement in its entirety and by substituting the following in lieu thereof:

"Reserved"

(f)   By deleting the definition of "Fixed Charge Coverage Ratio" from Appendix A to the Loan Agreement and by substituting the following new definition in lieu thereof:

Fixed Charge Coverage Ratio - for any period, the ratio of (i) Borrower's EBITDA for such period minus Borrower's Capital Expenditures for such period, minus Borrower's cash income taxes for such period (but excluding the effect of income tax refunds with respect to prior fiscal periods), minus Distributions made during such period other than Distributions to purchase or redeem the Specified Equity Interests, minus the effect of income taxes relating to any one-time gain from any sale of assets, to (ii) regularly scheduled payments of principal and interest on Borrower's Funded Debt due during such period; provided that expenditures for fixed assets recorded as a result of the GE Lease shall not be included in the definition of Capital Expenditures for purposes of this covenant.

(g)   By adding the following new definitions to Appendix A to the Loan Agreement, in proper alphabetical sequence:

Distribution Conditions - the following conditions, the satisfaction of each of which shall be a condition to any Distribution under Section 9.2.7(ii) hereof:

(i)   No Default or Event of Default exists at the time of such payment or would result therefrom;

(ii)   Borrower is Solvent at the time of and after giving effect to such payment; and

(iii)   At the time of and after giving effect to any such Distribution, Availability is not less than $10,000,000.

GE Lease - that certain Master Lease Agreement (Off Balance Sheet - Synthetic) dated October 14, 2003, between Borrower and General Electric Capital Corporation in the original principal amount of $9,482,424.98.

Specified Equity Interests - Equity Interests of Borrower, including the approximately 900,000 shares of common stock of Borrower maintained in Borrower's Plan, that may be liquidated by the Plan trustee to facilitate payment of benefits under the Plan to employees terminated in connection with the Asset Sale.

4.   Consent to 1998 Bond Redemption. Effective as of November 4, 2003, Agent and Lenders hereby confirm that they consented to the redemption in full of the 1998 Bonds. Borrower acknowledges that Borrower requested a Revolver Loan in the amount of $7,000,000 on November 4, 2003, and remitted such funds to the Development Authority of LaFayette, Georgia, as trustee, in order to effect the redemption of the 1998 Bonds. Borrower represents, warrants and covenants that the Authority remitted the $7,000,000 to Borrower, in its capacity as bondholder on November 4, 2003, and that such funds were deposited by Borrower in the Dominion Account for application to the outstanding balance of Revolver Loans. Borrower also acknowledges that the Authority has delivered to Borrower a bill of sale pursuant to which the Authority has transferred all right, title and interest in the equipment subject to the bond transaction to Borrower in exchange for the release of Agent's security interest and Lien in the 1998 Bonds and the delivery by Agent of the original 1998 Bonds. Borrower acknowledges that, as of the date hereof, Agent's Lien in such equipment constitutes a first priority, perfected security interest and Lien therein.

5.   Consent to Asset Sale. Subject to the terms and conditions contained herein, including without limitation, each of the conditions precedent contained in Section 10 hereof, Agent and Lenders hereby consent to the Asset Sale; provided, that nothing contained herein shall constitute a release of Agent's security interest in and Lien upon any Property of any Obligor other than the Property expressly referenced in the Purchase Agreement and reflected in the partial releases delivered by Agent on the date hereof; and provided, further that Agent's security interest and Lien shall continue in all proceeds of any released assets. It is agreed that, absent an Event of Default, the application to the Revolver Loans of the proceeds of the Asset Sale due Borrower or Obligors, whenever paid, shall not reduce the Revolver Commitments.

6. **Limited Waiver of Defaults**. Events of Default have occurred and currently exist under the Loan Agreement as a result of Borrower's breach of **Sections 9.3.2 and 9.3.5** of the Loan Agreement (collectively the "Designated Defaults"). The Designated Defaults exist because of Borrower's failure to maintain a Debt Coverage Ratio of not less than 4.50 to 1 for the Fiscal Quarter ending September 30, 2003, and Borrower's failure to maintain an Interest Coverage Ratio of 2.2 to 1.0 for the Fiscal Quarter ending September 30, 2003. Borrower represents and warrants that the Designated Defaults are the only Defaults or Events of Default that exist under the Loan Agreement and the other Loan Documents as of the date hereof. Subject to the satisfaction of the conditions precedent set forth in paragraph 10 hereof, Lender hereby waives the Designated Defaults in existence on the date hereof. In no event shall such waiver be deemed to constitute a waiver of (a) any Default or Event of Default other than the Designated Default in existence on the date of this Amendment or (b) Borrower's obligation to comply with all of the terms and conditions of the Loan Agreement and the other Loan Documents from and after the date hereof. Notwithstanding any prior, temporary mutual disregard of the terms of any contracts between the parties, Borrower hereby agrees that it shall be required strictly to comply with all of the terms of the Loan Documents on and after the date hereof.

7. **Ratification and Reaffirmation**. Each Obligor hereby ratifies and reaffirms the Obligations, each of the Loan Documents and all of such Obligor's covenants, duties, indebtedness and liabilities under the Loan Documents.

8. **Acknowledgments and Stipulations.** Each Obligor acknowledges and stipulates that the Loan Agreement and the other Loan Documents are legal, valid and binding obligations of such Obligor that are enforceable against such Obligor in accordance with the terms thereof; all of the Obligations are owing and payable without defense, offset or counterclaim (and to the extent there exists any such defense, offset or counterclaim on the date hereof, the same is hereby waived by such Obligor); and the security interests and Liens granted by each Obligor in favor of Agent, for the benefit of itself, Lenders and the other Secured Parties, are duly perfected, first priority security interests and Liens.

9. **Representations and Warranties.** All representations and warranties made under the Loan Agreement and the other Loan Documents by an Obligor shall be deemed to be reaffirmed on each date that a request for a Loan under the Loan Agreement is made by Borrower. Each Obligor represents and warrants to Agent and Lenders, to induce Agent and Lenders to enter into this Agreement, that no Default or Event of Default exists on the date hereof other than the Designated Defaults; the execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate action on the part of each Obligor and this Agreement has been duly executed and delivered by each Obligor; and except to the extent otherwise disclosed by an Obligor to Agent and Lenders in writing, all of the representations and warranties made by an Obligor in the Loan Agreement are true and correct on and as of the date hereof, except to the extent that such representations and warranties refer to an earlier date or period.

10. **Conditions Precedent.** The effectiveness of the amendments contained in Section 2 hereof and the waiver pursuant to Section 4 hereof are subject to the satisfaction of each of the following conditions precedent, in form and substance satisfactory to Agent and Lenders, unless satisfaction thereof is specifically waived in writing by Agent:

(a)   Agent shall have received and found acceptable in all respects the Purchase Agreement and all exhibits and schedules thereto;

(b)   The outstanding principal balance of the Term Loan shall have been repaid from proceeds of the Asset Sale so that after application of such proceeds, the remaining principal balance of the Term Loan is not more than $25,000,000;

(c)   The outstanding principal balance of the Revolver Loans shall have been repaid from proceeds of the Asset Sale after the paydown of the Term Loan and the payment in full of the Senior Secured Notes and the Senior Subordinated Notes;

(d)   Agent shall have received this Agreement, duly executed by Borrower, each Guarantor and each Lender;

(e)   Agent shall have received certified board resolutions of Borrower and each Guarantor authorizing the Asset Sale, the transactions contemplated hereby and this Amendment;

(f)   Agent shall have reviewed and found acceptable in respects the satisfaction of mortgages and partial releases that have been prepared by Borrower and requested to be executed by Agent in connection with the Asset Sale;

(g)   Agent shall have received written evidence that the Senior Secured Notes have been paid in full and all Liens of Noteholders Agent and Noteholders in the Collateral have been released;

(h)   Agent shall have received written evidence that the Senior Subordinated Notes have been repaid in full with proceeds arising from the Asset Sale;

(i)   Agent shall have received a duly executed Collateral Assignment of Rights and Sums Due and to Become Due Under Asset Purchase Agreement, executed by Sellers in favor of Agent;

(j)   Agent shall have received a duly executed Acknowledgment of Collateral Assignment of Rights and Sums Due and to Become Due Under Asset Purchase Agreement, executed by Purchaser; and

(k)   Agent and Lenders shall have received the amendment fee referenced in Section 11 hereof and a prepayment premium as provided in Section 4.3.4 of the Loan Agreement in connection with the partial payment of the Term Loan, in immediately available funds.

11. **Amendment Fee.** In consideration for Agent's and Lenders' willingness to consent to the Asset Sale, to waive the Designated Defaults and to enter into this Amendment, Borrower and Guarantors agree to pay to Agent, for the Pro Rata benefit of Lenders, an amendment fee of $125,000, in immediately available funds, on the date hereof, which fee shall be non-refundable and fully earned as of the date hereof.

12. **No Waiver.** In no event shall Agent's and Lenders' entry into this Agreement or their making of additional Loans to Borrower be deemed to constitute a waiver by Agent or any Lender of any Event of Default in existence on the date hereof, other than the waiver of the Designated Defaults specified herein, or of each Obligor's continuing obligation to comply with all of the terms and conditions of the Loan Agreement and the other Loan Documents, as amended hereby.

13. **Expenses of Agent**. Borrower agrees to pay, **on demand**, all costs and expenses incurred by Agent in connection with the preparation, negotiation and execution of this Agreement and any other Loan Documents executed pursuant hereto and any and all amendments, modifications, and supplements thereto, including, without limitation, the costs and fees of Agent's legal counsel and any taxes or expenses associated with or incurred in connection with any instrument or agreement referred to herein or contemplated hereby.

14. **Effectiveness; Governing Law.** This Agreement shall be effective upon execution by Borrower and Guarantors and acceptance by Agent in Atlanta, Georgia (notice of which acceptance is hereby waived), whereupon the same shall be governed by and construed in accordance with the internal laws of the State of Georgia.

15. **Successors and Assigns.** This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

16. **No Novation, etc.** Except as otherwise expressly provided in this Agreement, nothing herein shall be deemed to amend or modify any provision of the Loan Agreement or any of the other Loan Documents, each of which shall remain in full force and effect. This Agreement is not intended to be, nor shall it be construed to create, a novation or accord and satisfaction, and the Loan Agreement as herein modified shall continue in full force and effect.

17. **Counterparts; Telecopied Signatures**. This Agreement may be executed in any number of counterparts and by different parties to this Agreement on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute one and the same agreement. Any signature delivered by a party by facsimile transmission shall be deemed to be an original signature hereto.

18. **Further Assurances**. Obligors agree to take such further actions as Agent shall request from time to time in connection herewith to evidence or give effect to the agreements and amendments set forth herein or any of the transactions contemplated hereby.

19. **Section Titles**. Section titles and references used in this Agreement shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreements among the parties hereto.

20. <u>**Waiver of Jury Trial**</u>**. To the fullest extent permitted by Applicable Law, the parties hereto each hereby waives the right to trial by jury in any action, suit, counterclaim or proceeding arising out of or related to this Agreement**.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed under seal, and delivered by their respective duly authorized officers on the date first written above.


FLEET CAPITAL CORPORATION,
as Agent and a Lender

By: /s/ Elizabeth L. Waller
    Title: Senior Vice President

**CONGRESS FINANCIAL
CORPORATION (SOUTHWEST)**,
as Co-Agent and a Lender

By: /s/ Mark Glovic Jr.
    Title: Vice President

LASALLE BUSINESS CREDIT, LLC,
successor by merger to LaSalle Business Credit,
  Inc., as a Lender

By: /s/ Joseph Fudacz
    Title: Senior Vice President

WELLS FARGO FOOTHILL, INC.
(formerly known as Foothill Capital Corporation),
  as a Lender
By: /s/ Claudia Hughes
    Title: Assistant Vice President


<u>ACCEPTED AND AGREED TO</u>:

THE DIXIE GROUP, INC.
("Borrower")

By: /s/ Gary A. Harmon
    Title: Vice President and Chief Financial Officer

FABRICA INTERNATIONAL, INC.,
formerly known as Fabrica International
("Guarantor")

By: /s/ Gary A. Harmon
    Title: Vice President

BRETLIN, INC.
("Guarantor")

By: /s/ Gary A. Harmon
    Title: Vice President

CANDLEWICK YARNS, INC.
("Guarantor")

By: /s/ Gary A. Harmon
    Title: Vice President

CHROMA TECHNOLOGIES, INC.
("Guarantor")

By: /s/ Gary A. Harmon
    Title: President

DIXIE GROUP LOGISTICS, INC.
("Guarantor")

By: /s/ Gary A. Harmon
    Title: Vice President

MASLAND CARPETS, LLC
("Guarantor")

By: /s/ Gary A. Harmon
    Title: Vice President